Martin E. Lybecker
February 27, 2006
+1 202 663 6240 (t)
+1 202 663 6363 (f)
martin.lybecker@wilmerhale.com
Via EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549-0203
Re:	Access Capital Strategies Community Investment Fund, Inc. (the “Fund”) Preliminary Proxy Statement on Schedule 14A filed February 17, 2006 File No. 814-00143
Ladies and Gentlemen:
     This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally by Mr. Larry Greene on February 22, 2005, relating to the Fund’s filing of Preliminary Schedule 14A, which was filed with the Commission on February 17, 2006 pursuant to Section 14(a) and Rule 14a-101 under the Securities Exchange Act of 1934 (Accession Number: 0000950133-06-000789).
     For the staff’s convenience, its comments are restated below, followed by the Fund’s responses.
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Comment 1: The staff requested that the Fund provide an estimate of the cost of the solicitation and suggested such language should appear in the Introduction section of the proxy statement.
Response: As discussed with the staff, the Fund will provide an estimate of the cost of the solicitation and will indicate that the cost is to be borne by the Fund. The language will appear at the end of the Introduction section of the proxy statement as a new paragraph:
“The costs associated with this solicitation, including but not limited to the legal fees and printing costs associated with the preparation of the proxy statement and the Meeting, are to be borne by the Fund. These costs are estimated to be approximately $40,000.”
Wilmer Cutler Pickering Hale and Dorr llp, 2445 M Street, NW, Washington, DC 20037
Beltimore    Beijing    Berlin Boston Brussels    London    Munich    New York    Northern Virginia    Oxford    Palo Alto    Waltham    Washington

U.S. Securities and Exchange Commission
February 27, 2006

Comment 2: The staff asked that a different means of distinguishing text, such as boldface, italics, or underlining, be used instead of capitalized letters. The staff drew attention in particular to the paragraph at the bottom of the Notice page beginning “SHAREHOLDERS ARE REQUESTED....”
Response: As discussed with the staff, the Fund will cause any text (other than section headings) that presently appears in capitalized letters to appear instead in boldface, italics, or underlined type in the Definitive Schedule 14A filing.
Comment 3: The staff noted that, in the Q/A section of the proxy statement, in answer to the second question, the following sentence appears:
“As described below, the Board believes the change will have no negative impact on the Fund’s current shareholders, who will still be permitted to redeem shares on a quarterly basis on the same terms as they are at present.”
The staff noted that redemption is usually referred to in the context of open-end investment companies, and that one typically refers to repurchasing shares in the closed-end investment company context. The staff further noted, however, that no change was necessary if the Fund thought that the meaning of the statement was clear to shareholders.
Response: As discussed with the Staff, the referenced sentence has been revised to read as follows:
“As described below, the Board believes the change will have no negative impact on the Fund’s current shareholders, who will still be permitted to tender shares for repurchase by the Fund on a quarterly basis on the same terms as they are at present.” (emphasis indicates new language)
The Fund intends to revise other references to redemption in the proxy statement to describe instead the quarterly repurchase offer the Fund intends to extend to its shareholders.
Comment 4: With regard to Proposal (1), the Staff asked that the Fund provide more information describing steps that will need to be taken in connection with the conversion. Specifically, in addition to the language about “the preparation of relevant materials related to registration such as Form N-8A” the Staff requests that reference be made to other filings, such as the N-2 and periodic N-CSR filings. Similarly, the Staff requested that the Fund discuss that, as a registered closed-end fund, the Fund will also be required to adopt certain fundamental policies (for example, on types of investments, borrowing, and concentration) arising under sections 8 and 13 of the Investment Company Act of 1940.

U.S. Securities and Exchange Commission
February 27, 2006

Response: The Fund will make the requested changes, adding the following to the second to last paragraph under Proposal (1):
“...including the preparation of relevant materials related to registration such as Form N-8A and N-2, as well as subsequent periodic N-CSR filings and other filings as may be required. These filings would be made in lieu of the Forms 10-K and 10-Q that the Fund is currently required to file. In connection with these filings and the Fund’s operations as a registered closed-end fund, the Fund will also be required to adopt and observe fundamental policies as required under Sections 8 and 13 of the 1940 Act. Such policies will include, among other matters, the types of investments the Fund may make and its policies related to borrowing and concentrating in a particular industry or group of industries. Fund management does not expect that the adoption of such restrictions will adversely or materially affect the way the Fund is currently managed.” (emphasis indicates new language)
Comment 5: The Staff requested that the Fund provide further discussion under Proposal (1) as to whether the conversion will result in a change in the way the Fund values its assets or whether there is expected to be any material impact on the Fund’s assets resulting from the conversion.
Response: The Fund intends to replace language in the following paragraph that appears midway through the discussion of Proposal (1):
“The Board further noted that the withdrawal of the Fund’s BDC election and continuation as a closed-end investment company should have no material impact on the Fund or its shareholders, who would be permitted to redeem assets on a quarterly basis under the same terms presently available. The Board noted that the conversion would not change the management or sub-management fees paid by the Fund.”
The revised paragraph will read as follows:
“The Board further noted that the withdrawal of the Fund’s BDC election and continuation as a closed-end investment company should have no material impact on the Fund or its shareholders, who would be permitted to tender shares for repurchase by the Fund on a quarterly basis under the same terms presently available. The Board noted that the conversion would not change the management or sub-management fees paid by the Fund. The Board further noted that the conversion is not anticipated to result in a change in the way the Fund values its assets nor is it expected to have any material impact on the Fund’s assets.” (emphasis indicates new language)
Comment 6: Under Proposal (2), the Staff requested that a line be added to state that each nominee has consented to being named in the proxy statement.

U.S. Securities and Exchange Commission
February 27, 2006

Response: The second sentence under Proposal (2) has been revised as follows:
“Each nominee, including those who are not “interested persons” of the Fund as that term is defined by the 1940 Act (“Independent Directors”), has consented to being named in this proxy statement and has indicated his or her willingness to serve if elected.”
Comment 7: Also under Proposal (2), the staff requested that the interested directors and independent directors be grouped under separate headings.
Response: The Fund will make the requested change in the Definitive Proxy Statement.
Comment 8: The staff initially requested with regard to Proposal (3) that the Fund provide a statement to indicate that the audit committee of the Fund had determined the independence of the auditors with regard to the services it has provided. The staff then withdrew the comment.
Response: Notwithstanding the staff’s withdrawal of this comment, the Fund will add the following line within Proposal (3):
“The Audit Committee has reviewed the audit and non-audit services provided by the Fund’s independent auditor and has determined that the provision of such services is compatible with the independent auditor’s independence.”
Comment 9: With regard to the section labeled “Other Matters and Discretion of Persons Named in the Proxy,” the staff observed that it was unclear how, in connection with a motion to adjourn, abstentions and broker non-votes would be voted. The staff cross-referenced language in the Introduction stating that abstentions and non-votes would be treated as votes against the U.S. Securities and Exchange Commission named Proposals in the proxy statement, but noted that it was not clear how abstentions and non-votes would be treated for purposes of deciding upon a motion to adjourned.
Response: The Fund will add a highlighted sentence of clarification in the referenced section:
“If, at the time any session of the Meeting is called to order, a quorum is not present, in person or by proxy, the persons named as proxies may vote the proxies that have been received to adjourn the Meeting to a later date. If a quorum is present, but sufficient votes in favor of one or more of the Proposals have not been received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such Proposal. All such adjournments will require the affirmative vote of a majority of the Shares present in person or by proxy at the session of the Meeting to be adjourned. The Fund’s bylaws state that, in the absence of a quorum, the holders of a majority of shares entitled to vote at the meeting and

U.S. Securities and Exchange Commission
February 27, 2006

present in person or by proxy, or, if no shareholder entitled to vote is present in person or by proxy, any officer present entitled to preside or act as secretary of such meeting may adjourn the meeting. Absentions and broker non-votes will be treated as though they were votes against adjournment. Thus, the persons named as proxies will vote those proxies that they are entitled to vote in favor of the Proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the Proposal against any such adjournment. A vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.”
Comment 10: With regard to the proxy card itself, the staff requested further clarification to guide a shareholder that might wish to withhold its vote as to one or more of the nominees.
Response: The Fund will provide clarification that shareholders may either list the names of any named nominees from whom they wish to withhold their votes, or they may strike through any nominees on the proxy card. Either method may be used to withhold a vote from the nominee(s) so indicated.
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     The Fund’s responses to the staff’s comments will be reflected in the Fund’s Definitive Schedule 14A Information Required in Proxy Statement, which is to be filed with the Commission on February 28, 2006.
     As requested by the staff, the Fund acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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U.S. Securities and Exchange Commission
February 27, 2006

     If you have any questions or comments on the application, please contact either Glynn Key at (202) 663-6091, James Burns at (202) 663-6498, or me at 202-663-6240, counsel to the Fund.

Sincerely Yours,
/s/ Martin E. Lybecker
Martin E. Lybecker
cc: Larry Greene, SEC Division of Investment Management